Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                 January 7, 2009

VIA EDGAR

Securities and Exchange Commission
Attn:    Tia Jenkins
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Qlinks America, Inc.

Dear Ms. Jenkins:

         We have received your correspondence dated December 23, 2008, regarding the revocation of Jaspers + Hall, PC.

         Qlinks America, Inc. (the Company) has engaged the services of a new independent registered accountant to perform a re-audit of their financial statements of the year ended December 31, 2007.

         In Current Reports on Form 8K, filed on October 28, 2008 and November 25, 2008, the Company discussed the dismissal of Jaspers + Hall, PC, as the Company's auditors and the engagement of new auditors.

         If you have any questions, please let me know.

         Thank you for your attention to this matter.

                                   Sincerely,


                                /s/Michael A. Littman
                                   ------------------
                                   Michael A. Littman

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